Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED
BYLAWS
OF
ORCHIDS PAPER PRODUCTS COMPANY

In accordance with resolutions duly adopted and effective as of December 14, 2017 by the Board of Directors of Orchids Paper Products Company (the “Company”), Section 2.9 of the Company’s Amended and Restated Bylaws is hereby deleted and replaced in its entirety to read as follows:

“2.9Resignation and Removal of Directors. Any director may resign at any time by delivering his or her resignation in writing, including by means of electronic transmission, to the president or secretary of the corporation, to take effect at the time specified in the resignation; the acceptance of a resignation, unless required by its terms, shall not be necessary to make it effective. Subject to the Certificate of Incorporation and applicable law, any or all of the directors of the corporation may be removed from office at any time by the stockholders by the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors. A director may not be removed by the stockholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is the removal of the director.”